NO ACT DC
PE
2-9-09

Act: 1934
Section:
Rule: 12H-3
Public Availability: 3/4/2009

09035352

March 4, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC

MAR 4 2009

Washington, DC 20549

Re: Metro One Telecommunications, Inc.
Incoming letter dated February 9, 2009

Based on the facts presented, the Division will not object if Metro One stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that Metro One has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Metro One will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Scott Hodgdon
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2009

Mail Stop 3010

David G. Post, P.C.
Miller Nash LLP
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699

Re: Metro One Telecommunications Inc.

Dear Mr. Post:

In regard to your letter of February 9, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MN
MILLER NASH LLP
ATTORNEYS AT LAW

PORTLAND, OREGON
SEATTLE, WASHINGTON
VANCOUVER, WASHINGTON
CENTRAL OREGON
WWW.MILLERNASH.COM

David G. Post, P.C.
david.post@millernash.com
(503) 205-2517 direct line
(503) 205-8572 direct fax

Securities Exchange Act of 1934
Rule 12h-3

February 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: Metro One Telecommunications, Inc. (File No. 000-27024)

Ladies and Gentlemen:

On behalf of Metro One Telecommunications, Inc. ("Metro One" or the "Company"), we request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2008, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Subject to receiving the relief requested in this letter, Metro One will file a certification on Form 15 to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act and to terminate the registration of Metro One's no par common stock ("Common Stock") under Section 12(g) of the Exchange Act prior to the due date for filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. This letter replaces our earlier letter to the Staff dated November 21, 2008, in its entirety.

Factual Background

Metro One was incorporated in 1989 under the laws of the State of Oregon to provide inbound customer support for large telecommunications companies. It is current in filing all of its current and periodic reports through the date of this letter.

As of January 14, 2009, Metro One had outstanding 6,233,326 shares of Common Stock held by 202 stockholders of record[1]. The Company also had outstanding 1,000 shares of its Series A Convertible Preferred Stock (the "Preferred Stock") that are convertible into 5,617,978 shares of Common Stock at a conversion price of $1.78 per share, and warrants to purchase at an exercise price of $10,000 per share 350 additional shares of Preferred Stock (such warrants, the "Preferred Stock Warrants") that would be convertible into 1,966,292 shares of Common Stock. The Preferred Stock and Preferred Stock Warrants were issued and sold to two private investment firms, Columbia Ventures Corporation and Everest Special Situations Fund L.P. (collectively, the "Investors"), in a private placement under Section 4(2) of the Securities Act, during 2007. Neither the Preferred Stock nor the Preferred Stock Warrants have been registered under the Exchange Act and each continues to be held by the Investors, the principals of which are directors of the Company. Other than as described above, the Company has no other class or type of securities issued and outstanding, other than stock options as described in greater detail below, and has no debt other than trade debt incurred in the ordinary course of its business.

Until recently, Metro One's Common Stock was registered under Section 12(b) of the Exchange Act and listed and traded on The Nasdaq Capital Market. As a result of its failure to comply with Nasdaq Marketplace Rule 4310(c)(3), trading in the Company's Common Stock was suspended on September 19, 2008, and on October 7, 2008, the Nasdaq Stock Market, LLC filed a Form 25 to delist and/or deregister the Common Stock under Section 12(b) of the Exchange Act. The delisting became effective on October 17, 2008, and at such time, the Company's obligation to file current and periodic reports under Section 13(a) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rule 12d2-2(d)(6), the Company's reporting obligations under Section 13(a) of the Exchange Act continue by virtue of the revived registration of the Company's Common Stock under Section 12(g) of the Exchange Act. The Company has no other class of securities registered under Sections 12(b) or 12(g) of the Exchange Act. The Company is eligible to deregister its Common Stock under Section 12(g) pursuant to Rule 12g-4(a)(1) by virtue of the fact it has fewer than 300 holders of record of its Common Stock, and it plans to do so. Notwithstanding that, the Company's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) would continue with respect to the Common Stock that was registered on registration statements described in greater detail below that either became effective during 2008 or that are deemed to have become effective pursuant to Section 10(a)(3) of the Securities Act as a result of being updated through

[1] Based on management's review on January 12, 2009 of the list of registered stockholders prepared by the Company's stock transfer agent and available to the Company electronically, and upon a Security Position Report dated as of January 14, 2009 provided to the Company by The Depository Trust Company.

the Company's filings under the Exchange Act made during 2008. It is the Company's efforts to suspend these reporting obligations that are the subject of this letter.

Subject to receiving the relief requested in this letter, Metro One intends to file a Form 15 with the Commission to deregister its Common Stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1), and to suspend its duty to file current and periodic reports under Section 15(d) of the Exchange Act, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, pursuant to Rule 12h-3(b)(1)(i). Metro One intends to file the Form 15 promptly following receipt of notification that it has received the relief requested by this letter.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Registration Statements

Metro One has effective registration statements under the Securities Act as follows:

S-3 Registration Statement

- Form S-3 (File No. 333-144400) covering 1,444,635 shares of Common Stock (the "S-3 Registration Statement") originally filed July 6, 2007, and declared effective July 11, 2008.

S-8 Registration Statements

- Form S-8 (File No. 333-137137), filed on September 6, 2006 and immediately effective upon filing. This registration statement registered 945,283 shares of common stock for issuance under Metro One's 2006 Stock Incentive Plan.

- Form S-8 (File No. 333-117316), filed on July 12, 2004 and immediately effective upon filing. This registration statement registered 3,791,784 shares of common stock for issuance under Metro One's 2004 Stock Incentive Plan.

- Form S-8 (File No. 333-99399), filed on September 10, 2002 and immediately effective upon filing. This registration statement registered 1,200,000 shares of common stock for issuance under Metro One's 1994 Stock Incentive Plan.

- Form S-8 (File No. 333-82592), filed on February 12, 2002 and immediately effective upon filing. This registration statement registered 870,000 shares of common stock for issuance under Metro One's 1994 Stock Incentive Plan.

- Form S-8 (File No. 333-86719), filed on September 8, 1999 and immediately effective upon filing. This registration statement registered 400,000 shares of common stock for issuance under Metro One's 1994 Stock Incentive Plan.

- Form S-8 (File No. 333-45643), filed on February 5, 1998 and immediately effective upon filing. This registration statement registered 471,500 shares of common stock for issuance under Metro One's 1994 Stock Incentive Plan.

- Form S-8 (File No. 333-20387), filed on January 24, 1997 and immediately effective upon filing. This registration statement registered 1,428,500 shares of common stock for issuance under Metro One's 1994 Stock Incentive Plan.

- Form S-8 (File No. 333-124493), filed on April 29, 2005 and immediately effective upon filing. This registration statement registered 500,000 shares of common stock for offer and sale under Metro One's 1999 Employee Stock Purchase Plan.

- Form S-8 (File No. 333-109189), filed on September 26, 2003 and immediately effective upon filing. This registration statement registered 250,000 shares of common stock for offer and sale under Metro One's 1999 Employee Stock Purchase Plan.

- Form S-8 (File No. 333-86697), filed on September 8, 1999 and immediately effective upon filing. This registration statement registered 150,000 shares of common stock for offer and sale under Metro One's 1999 Employee Stock Purchase Plan.

The S-3 Registration Statement was originally filed in 2007, and was declared effective on July 11, 2008 initially as to 1,444,635 shares of common stock. The S-3 Registration Statement was filed in satisfaction of the Company's obligations under a Registration Rights Agreement with the Investors that required the Company to file with the Commission a registration statement on Form S-3 to cover the resale of shares of Common Stock issuable on conversion of Preferred Stock owned or later acquired through exercise of the Preferred Stock Warrants by the Investors. No shares of Preferred Stock have been converted to Common Stock, and accordingly, no Common Stock registered under the S-3 Registration Statement has been sold. The Company has received from the Investors their consent to de-register all shares of Common Stock now registered under the S-3. On January 29, 2009, the Company filed a post-effective amendment to the S-3 Registration Statement to remove from registration all shares of Common Stock registered thereunder, and such post-effective amendment was declared effective on February 5, 2009.

The S-8 Registration Statements listed above were automatically updated in 2008 under Section 10(a)(3) of the Securities Act in connection with the filing of Metro One's Form 10-K for its fiscal year ended December 31, 2007. No shares of Common Stock have been issued under the 1994, 2004 or 2006 Stock Incentive Plans since 2002, except for 6,249 shares of restricted stock issued to a single individual on June 15, 2004. These shares were not registered for resale. No shares of Common Stock have been issued under the 1999 Employee Stock Purchase Plan since 2005, and the plan has been suspended. On January 30, 2009, Metro One filed post-effective amendments to each of the S-8 Registration Statements to remove from registration any unsold securities under such registration statements. Each post-effective amendment to the S-8 Registration Statements was effective immediately upon filing.

Discussion

Rule 12g-4 of the Exchange Act, among other things, provides that the registration of a class of securities under Section 12(g) will be terminated 90 days (or such shorter period as the Commission may determine) after a qualifying company certifies on Form 15 that the class of securities is held of record by fewer than 300 persons. The Company's obligation under Rule 12d2-2(d)(6) of the Exchange Act to file any current and periodic reports required under Section 13(a) of the Exchange Act is suspended immediately upon the filing of the Form 15. Unless the SEC denies the certification or the issuer withdraws the filing, there is no other requirement with respect to the deregistration under Section 12(g) than that there be fewer than 300 shareholders of record. As noted above, Metro One satisfies this requirement.

With respect to the Company's filing requirements under Section 15(d) of the Exchange Act, Rule 12h-3, among other things, permits a qualifying company to suspend its reporting obligations under Section 13(a) with respect to a class of securities held of record by fewer than 300 persons also upon the filing with the Commission of a certification on Form 15. However, Rule 12h-3(c) of the Exchange Act provides that this suspension is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, the S-3 Registration Statement became effective in fiscal year 2008, and each of the S-8 Registration Statements were automatically updated under Section 10(a)(3).

In the absence of Rule 12h-3(c), Metro One would qualify for the suspension of its reporting obligations pursuant to Rule 12h-3. In accordance with

Rule 12h-3(a), Metro One has filed all current and periodic reports required by Section 13(a) for its three most recent fiscal years and for the interim periods relating to its recently completed fiscal year. In accordance with Rule 12h-3(b)(1)(i), Metro One has 202 holders of record of its Common Stock, substantially fewer than the maximum of 300 shareholders of record set forth in the rule. Accordingly, Metro One would be eligible to file Form 15 to deregister its Common Stock and suspend its reporting obligations under Section 15(d) in the absence of Rule 12h-3(c). We believe that Metro One should be able to rely on Rule 12h-3 to suspend its duty to file current and periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), because it is otherwise eligible, the stated purpose of Rule 12h-3(c) of providing current information to purchasers and the investing public is not at issue in this case, and the benefits of continued reporting do not outweigh the burdens on the Company of making such filings.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified for public policy reasons. In the proposing release to revise Rule 12h-3(c) (*Release No. 34-20263*, available October 5, 1983) (the "Release"), the Commission stated that "the purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." The Staff also stated its belief that the investing public should have "available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering," seemingly contemplating the situation in which registered securities are sold into the public markets in the year of registration. As noted above, no registered securities were sold into the public markets in 2008, including any securities registered on the S-3 Registration Statement, and all registered securities have been removed from registration, including, with the consent of the Investors, the shares registered under the S-3 Registration Statement. We note that the Staff has previously taken no-action positions regarding the suspension of current and periodic reporting obligations with respect to the fiscal year in which a registrant had a registration statement declared effective under the Securities Act. See, e.g., EnergySouth, Inc. (available November 25, 2008); ACE*COMM Corporation (available September 26, 2008); Exxon Mobil Corporation (available February 7, 2000); Enfinity Corporation (available November 30, 1998); Cygnet Financial Corporation (available November 23, 1998). In each case, the registrant filed a registration statement that was declared effective by the Staff, but did not issue or sell any securities pursuant to the registration statement, as is the case with Metro One.

As part of the Release, the Commission further acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." This is particularly true in the case of a small company with few stockholders like Metro One. The preparation of periodic reports would impose a financial burden on Metro One and would involve significant management efforts. Such burdens and efforts are disproportionate to the benefits to be derived given the Company's near absence of current business activities, recent limited trading activity in the Company's Common Stock, and the current market price of the Company's Common Stock, which was $0.10 per share as of the close of trading on February 5, 2009. Metro One has 202 record holders of its Common Stock, and Rule 12h-3 makes suspension available to any registrant with fewer than 300 record holders. We note that the Staff has in other instances provided no-action relief despite the fact that more than a very limited number of record holders continued to hold securities. *See, e.g.*, Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); ViewSonic Corporation (available March 14, 2008); Bausch & Lomb Incorporated (available November 6, 2007).

In Metro One's circumstances the financial burdens of continued reporting are disproportionate to any benefits. As reported in its Form 10-Q for the quarter ended September 30, 2008 (the "Third Quarter 10-Q"), Metro One has experienced net losses in each of the quarterly and annual periods beginning with the second quarter of 2003, and it is likely that it will continue to experience losses. Since its Third Quarter 10-Q, Metro One has sold or shut down its operating businesses and has few remaining operations. Further, the Company's condensed consolidated balance sheet included in the Third Quarter 10-Q (the "Balance Sheet") states that the Company's total assets as of September 30, 2008 (without regard to liabilities), were $10.224 million, an amount that is less than the current liquidation preference of the Preferred Stock. Total liabilities on the Balance Sheet are $4.575 million, making the excess of the liquidation preference of the Preferred Stock over likely net assets even greater. Under the circumstances, the costs and expenses of reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's shareholders and the investing public are likely to receive through continued registration and reporting. Thus, requiring the continued filing of Exchange Act reports by Metro One under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to Metro One and its shareholders. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See, e.g.*, Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications Inc. (available March 31, 2006).

MILLER NASH LLP
ATTORNEYS AT LAW

PORTLAND, OREGON
SEATTLE, WASHINGTON
VANCOUVER, WASHINGTON
CENTRAL OREGON
WWW.MILLERNASH.COM

With respect to the shares covered by the S-8 Registration Statements, the Staff has, on numerous occasions, indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3). *See e.g.*, Letter to C. Michael Harrington (available January 4, 1985). The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file current and periodic reports. *See e.g.*, Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Furthermore, the Staff also has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007); Letter to C. Michael Harrington (available January 4, 1985).

The Company suspended the 1999 Employee Stock Purchase Plan in late 2005 and has no current plans for again making shares available for purchase by employees under the plan. With respect to the shares covered by the S-8 Registration Statements relating to the 1994, 2004 and 2006 Stock Incentive Plans, there are a total of only 28 persons who currently hold options issued under the plans. Even if all option holders retained and exercised their options, the number of record holders of the Company's Common Stock would not exceed 300. As employees or directors are terminated or resign, unless the Company's board of directors expressly provides otherwise, their options will expire 90 days after such employment or affiliation with the Company ceases. Nineteen (19) of these option holders recently have been terminated as employees of the Company. Given that the lowest employee stock option exercise price is $0.6699 per share, substantially in excess of the recent closing price of $0.10 per share, it is extremely unlikely these former employees will exercise their options prior to expiration. The lowest director stock option exercise price is $0.3999 per share.

Once Metro One terminates its reporting status, Rule 701 under the Securities Act will permit Metro One to offer and sell securities pursuant to its stock incentive plans in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). After the filing of the Form 15, the issuance of securities pursuant to the stock incentive plans, if any, will comply with Rule 701 or, with respect to executive officers or directors who hold or receive stock options or other stock grants under the plans, with Section 4(2) of the Securities Act.

Conclusion

In light of the foregoing, we request, on behalf of Metro One, that the Staff confirm that it concurs with the Company's view that Rule 12h-3(c) does not preclude the Company from filing a Form 15 to suspend Metro One's obligation to file current and periodic reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Metro One will then file a Form 15 designating Rule 12g-4(a)(1) and Rule 12(h)-3(b)(1)(i) as the appropriate Rule provisions relied upon to deregister Metro One's Common Stock and suspend the duty to file reports, including Metro One's Annual Report on Form 10-K for its fiscal year ended December 31, 2008.

If the Staff disagrees with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. If you have any questions or require additional information, please contact me at (503) 205-2517 or my colleague Mary Ann Frantz at (503) 205-2552.

Very truly yours,

David G. Post, P.C.

cc: Donald W. Douglas